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SE

17018353

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SEC FILE NUMBER
8- 69751

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/18/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matthews South, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 South El Camino Real, Suite 345
(No. and Street)

San Mateo	CA	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes 609-642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
NOV 28 2017
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Castellano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matthews South, LLC, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached All Purpose Acknowledgement 11-27-17

Signature

Chief Financial Officer & Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Mateo)

On 11-27-2017 before me, R Karan, notary Public
Date Here Insert Name and Title of the Officer

personally appeared Kevin J. Castellano
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


R. KARAN
Commission # 2083915
Notary Public - California
San Mateo County
My Comm. Expires Oct 8, 2018

Signature R Karan
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: United states Securities And Exchange Commission
Document Date: 11-27-17 Number of Pages: ______
Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: Kevin J Castellano
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☑ Other: LLC
Signer Is Representing: ______

MATTHEWS SOUTH, LLC

Financial Statements

September 30, 2017

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Matthews South, LLC

We have audited the accompanying statement of financial condition of Matthews South, LLC (the Company) as of September 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the period from February 18, 2016 to September 30, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matthews South, LLC as of September 30, 2017, and the results of its operations and its cash flows for the period from February 18, 2016 to September 30, 2017 in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Matthews South, LLC's financial statements. The information in Schedule I is the responsibility of Matthews South, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 22, 2017

Matthews South, LLC
Statement of Financial Condition
September 30, 2017

ASSETS		
Cash and cash equivalents	$	76,433
Prepaid expenses		3,151
Total Assets	$	79,584
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	50
Total Liabilities		50
MEMBER'S EQUITY		79,534
Total Liabilities and Member's Equity	$	79,584

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Operations
For the 19 Months Ended September 30, 2017

Revenues	$	-
Expenses		
Incremental allocation services fee		33,750
Legal and professional fees		14,250
Technology, data and communication expenses		7,887
Regulatory fees		1,851
State and local income taxes		1,900
Other operating expenses		828
Total expenses		60,466
Net loss	$	(60,466)

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Changes in Member's Equity
For the 19 Months Ended September 30, 2017

Opening Balance, February 18, 2016 (Inception)	$	-
Capital contribution		140,000
Net loss		(60,466)
Closing Balance, September 30, 2017	$	79,534

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC

Statement of Cash Flows

For the 19 Months Ended September 30, 2017

Cash Flows from Operating Activities	
Net loss	$ (60,466)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(3,151)
Increase in accounts payable and accrued expenses	50
Net cash used in operating activities	(63,567)
Cash Flows from Financing Activities:	
Capital contribution	140,000
Net cash provided by financing activities	140,000
Net Increase in Cash and Cash Equivalents	76,433
Cash and Cash Equivalents at Inception (February 18, 2016)	-
Cash and Cash Equivalents, End of Year	$ 76,433

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Matthews South, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It is a wholly owned subsidiary of Matthews South, Inc. The Company was formed in the state of Delaware on February 18, 2016 and became a registered broker-dealer and member of FINRA on March 16, 2017.

The Company engages in private placements of securities and advises U.S. public reporting companies on capital markets transactions including registered debt and equity offerings and Rule 144A debt offerings.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances have not exceeded federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company earns revenue (advisory fees) on the closing date of a transaction for which it has been engaged by a client. The Company recorded no revenue during the reporting period.

Operating Expenses

Transaction expenses are borne by Matthews South, Inc. and are billed to the Company on the date that cash from related transactions is actually received. Operating expenses such as software licensing fees, professional service fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Member.

NOTE 3. RELATED PARTY MATTERS

The Company has an Expense Sharing Agreement (ESA) in place with its parent, Matthews South, Inc. Under the terms of the ESA, the Parent charges the Company a monthly Incremental Allocation Services Fee for incremental overhead expenses incurred by the Parent on behalf of the Company. Fees paid to the Parent for the reporting period total $33,750 and include allocated salaries and benefits ($26,125), rent ($3,540), information and technology subscriptions ($3,525) and various other office support services ($560). The allocation methodology is based on estimated expense allocations between the Company and the Parent. This schedule is subject to review and revision at the end of each calendar year. The Incremental Allocation Services Fee appears as an expense on the Statement of Operations.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2017 the Company had net capital of $76,383 which was $71,383 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .07 to 1.

Matthews South, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2017

Schedule I

Net Capital		
Total member's equity	$	79,534
Less non-allowable assets:		
Prepaid expenses		3,151
Net capital before haircuts on securities positions		76,383
Haircuts on securities positions		-
Net capital	$	76,383
Aggregate Indebtedness	$	50
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	71,383
Net capital in excess of 120% of required net capital	$	70,383
Ratio of aggregate indebtedness to net capital		.07 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17a-5 as of September 30, 2017.


MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Matthews South, LLC

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Matthews South, LLC identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which Matthews South, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Matthews South, LLC stated that Matthews South, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Matthews South, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Matthews South, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 22, 2017

Matthews South LLC's Exemption Report

Matthews South LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Matthews South LLC

I, Kevin Castellano, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.



By: [signature]

Title: Chief Financial Officer and Chief Compliance Officer

10/17/17